Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

December 18, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	Nyxio Technologies Corporation Preliminary Information Statement on Schedule 14C Filed December 7, 2012 File No. 000-54737

Dear Mrs. Mills-Apenteng:

I write on behalf of Nyxio Technologies Corporation, (the “Company”) in response to your letter of December 14, 2012, as Special Counsel, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Information Statement on Schedule 14C, filed December 7, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.                   We note that your reverse stock split is being conducted only with respect to the common stock and that there is no provision to ensure proportional voting with respect to the Class B Preferred Stock holders on a post-split basis. It appears therefore that the reverse stock split will have a dilutive effect on common stock holders insofar as the common stock holders vote together with Class B Preferred Stock holders. Please tell us whether the voting rights of the Class B Preferred Stock will be modified proportionately with the voting rights of the common stock holders as a result of the reverse split. If the voting rights of the Class Preferred Stock will not change, it appears your preferred stockholders will have over 99% of the voting power of your equity securities after the reverse stock split. If this is true, please revise to provide additional disclosure regarding the dilutive impact of the reverse stock split on the voting rights of common stock holders and clarify that the reverse stock split will further concentrate voting control with your principal stockholder and management. Please also revise to provide the disclosure required by Item 5, as necessary.

In response to this comment, the Company has added additional disclosures regarding the dilutive effect of the reverse split on common shareholder voting power under a new heading entitled “Dilutive Effect on Voting Rights of Common Stockholders,” beginning on Page 6. Additional disclosures have also been added under the heading “Interest of Certain Persons in Matters to be Acted Upon.”

1

2.                   Please revise to provide tabular disclosure of the number of common stock and Class B Preferred Stock on both a pre- and post-reverse stock split basis. Such disclosure should also clarify the percentage of change in the voting power for each class of voting securities, and in the aggregate, as applicable. You should also indicate how the voting power will change should Mr. Johnson convert his shares of preferred stock into common stock.

In response to this comment, the Company has added the requested tabular disclosure as part of the discussion under the new heading “Dilutive Effect on Voting Rights of Common Stockholders.”

3.                   In light of the possible severe dilution, please revise to clarify whether your common stockholders have separate class voting rights under Nevada law and disclose any risks associated with not providing separate class voting for your reverse stock split proposal.

In response to this comment, the Company has added a clarifying disclosure explaining that separate class voting is not required under Nevada law or under the Company’s governing documents and has disclosed the related risks under a new heading entitled “Because Common Stock Holders Do Not Have Separate Class Voting Rights, Their Ability To Influence Corporate Decisions, Including the Enactment of the Reverse Split, Is Severely Limited.”

Security Ownership of Certain Beneficial Owners and Management, page 4

4.                   Note 3 of your beneficial ownership table on page 5 indicates that Mr. Johnson’s ownership includes “100 shares of Class B Convertible Preferred Stock which hold 100,000,000 shares or 100% of voting power.” Please revise to clarify that the voting power referenced in this statement refers solely to the Class B Convertible Preferred Stock.

In response to this comment, the Company has made the requested clarification to Note 3 of the beneficial ownership table.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Cane Clark LLP

/s/ Joe Laxague

Joe Laxague, Esq

Enclosure (Acknowledgment by the Company)

NYXIO TECHNOLOGIES CORPORATION

2156 NE Broadway

Portland, OR 97232

December 18, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	Nyxio Technologies Corporation Preliminary Information Statement on Schedule 14C Filed December 7, 2012 File No. 000-54737

Dear Mrs. Mills-Apenteng:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated December 14, 2012 by yourself as Special Counsel of the United States Securities and Exchange Commission (the “Commission”), this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Giorgio Johnson

Giorgio Johnson

Chief Executive Officer